Exhibit 99.1

PreMD Achieves Goal of 5,000 Subjects in PREPARE Study

Data could lead to regulatory submission for PreMD’s second product in 2006

Toronto, Ontario (April 11, 2006) - - Predictive medicine company PreMD Inc. (TSX: PMD; Amex: PME) today announced that it has tested 5,000 subjects with PREVU* LT Skin Sterol Test, a non-invasive test for cardiovascular disease, as part of the PREPARE (PREVU* Predicts Atherosclerosis Risk and Events) study. PREPARE is being conducted in the life insurance industry with the participation of selected U.S. life insurers. Enrollment in the study is continuing.

“PREPARE is intended to evaluate the utility of PREVU* LT in the life insurance industry,” said Dr. Brent Norton, President and Chief Executive Officer, PreMD. “The data from these 5,000 subjects may enable us to make a regulatory submission for PREVU* LT in the United States, Canada and Europe in 2006, which will help to create additional revenue opportunities and position us to receive a milestone payment.”

Dr. Norton added, “In the U.S., approximately 13.5 million individual life insurance policies are purchased annually - - many of which do not include a cardiovascular disease assessment. We will closely review the study findings to determine if PREVU* LT identifies heart disease in this population, and, additionally, if PREVU* may be a viable alternative to blood testing for some insurance applicants.”

About PREVU* Skin Sterol Test
PREVU* non-invasively measures the amount of cholesterol (sterol) that has accumulated in the skin tissues, as opposed to blood. There is no fasting or other patient preparation required for the test. PREVU* LT collects skin cells from the palm of the hand painlessly in seconds using a specially designed adhesive strip, which is then sent to a laboratory where the amount of skin sterol is determined. Clinical studies have shown that as cholesterol accumulates on artery walls it also accumulates in other tissues, including the skin. High levels of skin sterol are correlated with higher incidence of coronary artery disease (CAD).

The lead product in this family, PREVU* Point of Care (POC) Skin Sterol Test, is cleared for sale in Canada, the U.S. and Europe, and is currently available for sale to medical professionals in the U.S., Canada and Europe.

About PREPARE
PREVU* LT is performed on applicants for life insurance coverage who agree to participate in the study and compared with traditional risk assessment measures as well as high sensitivity c-reactive protein (CRP). Data from the study will determine the relationship between PREVU* LT and Framingham Global Risk Score, a traditional method for evaluating the risk of coronary artery disease. Previously presented data on PREVU* POC has shown that skin sterol correlates with Framingham Global Risk Score.

About PreMD
PreMD Inc. is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD’s cardiovascular products, which are branded as PREVU* Skin Sterol Test, are licensed worldwide to McNeil Consumer Healthcare. The company’s cancer tests include ColorectAlert™, LungAlert™ and a breast cancer test. PreMD’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit www.premdinc.com.

For more information about PREVU*, please visit www.prevu.com or call 1-866-283-8328 (North America) or 00-800-8283-8328 (Europe), or email yourvoice@mccca.jnj.com.

This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the successful development or marketing of the Company’s products, the competitiveness of the Company’s products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions.

In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.

Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

* Trademark
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For more information, please contact:
Sarah Borg-Olivier
Director, Communications
Tel: 416-222-3449 ext. 27
Email: sbolivier@premdinc.com